UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IntelGenx Technologies Corp.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

45822R101

(CUSIP Number)

Ryan Barrett

ATAI Life Sciences AG

Wallstraße 16,

10179 Berlin, Germany

+49 (0) 89 2153 9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45822R101	13D	Page 1 of 7 pages

1	Names of Reporting Persons ATAI Life Sciences N.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 257,627,407
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 257,627,407

11	Aggregate Amount Beneficially Owned by Each Reporting Person 257,627,407
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.2%
14	Type of Reporting Person CO

CUSIP No. 45822R101	13D	Page 2 of 7 pages

1	Names of Reporting Persons ATAI Life Sciences AG
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 257,627,407
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 257,627,407

11	Aggregate Amount Beneficially Owned by Each Reporting Person 257,627,407
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.2%
14	Type of Reporting Person CO

CUSIP No. 45822R101	13D	Page 3 of 7 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on May 24, 2021 (as amended, the “Schedule 13D”) and relates to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of IntelGenx Technologies Corp., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 below with respect to the Second Amended and Restated Loan Agreement, the Call Option Units and the Third Amended and Restated Loan Agreement (each, as defined below) is incorporated herein by reference.

On November 28, 2023, pursuant to the Subscription Agreement, ATAI AG subscribed for an additional 750 Units for additional aggregate proceeds of $750,000 on the same terms. ATAI AG used working capital to fund purchases of the additional 750 Units.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Second Amended and Restated Loan Agreement

On September 30, 2023, the Issuer entered into an amendment (the “Second Amended and Restated Loan Agreement”) to the Amended and Restated Loan Agreement dated as of September 14, 2021 (as amended, the “Loan Agreement”) between IntelGenx Corp., as borrower, and ATAI AG, as lender, which, among other things, provided ATAI AG the ability to convert the $8,500,000 principal amount and accrued interest outstanding under the Loan Agreement into up to 56,435,098 shares of Common Stock at a price of $0.185 per share (the “Conversion Feature”). The TSX approved the Conversion Feature on October 6, 2023, and the necessary Shareholder Approvals were obtained on November 28, 2023.

Subscription Agreement Amendment

On September 30, 2023, the Issuer and ATAI AG entered into an amendment (the “Subscription Agreement Amendment”) to the Subscription Agreement, pursuant to which ATAI AG was provided with the right (the “Call Option”) to purchase up to an additional 7,401 Units (the “Call Option Units”) at any time prior to August 31, 2026. The Call Option Units, to the extent ATAI AG exercises the Call Option in whole or in part, will be issued on the same terms as the Units issued in the Offering, including with respect to the Conversion Price, maturity date, interest rate, and the number of Warrants issued in connection therewith. The Subscription Agreement Amendment provides that the issuance of any Call Option Units will result in a corresponding reduction in ATAI AG’s remaining purchase right pursuant to the Amended and Restated Securities Purchase Agreement, dated May 14, 2021 (the “2021 Securities Purchase Agreement”), with such right to be reduced by the number of shares of Common Stock issuable upon the conversion of the principal amount outstanding under such issued Call Option Units.

CUSIP No. 45822R101	13D	Page 4 of 7 pages

Third Amended and Restated Loan Agreement

On March 8, 2024, the Issuer entered into an amendment (the “Third Amended and Restated Loan Agreement”) to the Loan Agreement, pursuant to which, among other things, ATAI AG agreed to provide to IntelGenx Corp. (i) an additional term loan in an amount equal to $1,000,000 (“Tranche 1”) and (ii) an additional term loan in an amount equal to $1,000,000, upon satisfaction of certain performance metrics (“Tranche 2”). Subject to the TSX approval, the Third Amended and Restated Loan Agreement provides ATAI AG with the ability to convert Tranche 1 into up to 5,405,405 shares of Common Stock at a price of $0.185 per share, and the ability to convert Tranche 2 into shares of Common Stock at a price equal to the greater of (i) $0.185 per share and (ii) the five day volume-weighted average price (the “Five Day VWAP”) of the shares, less the maximum permitted discount under the applicable rules of the TSX, ending on the date immediately prior to the advancement of Tranche 2. Subject to the TSX approval, any accrued interest outstanding under Tranche 1 and Tranche 2 may be converted into shares of Common Stock at the Five Day VWAP of the shares, less the maximum permitted discount under the applicable rules of the TSX, ending on the day that is the second business day before the day the interest become due and payable.

In addition, pursuant to the Third Amended and Restated Loan Agreement, for no additional consideration, the Issuer issued to ATAI AG 4,000,000 warrants to purchase shares of Common Stock at an exercise price of $0.17 per share. The warrants expire on March 8, 2027.

The foregoing descriptions of the Second Amended and Restated Loan Agreement, the Subscription Agreement Amendment and the Third Amended and Restated Loan Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

CUSIP No. 45822R101	13D	Page 5 of 7 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 174,658,097 shares of Common Stock outstanding as of November 9, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ATAI Life Sciences N.V.	257,627,407	65.2%	0	257,627,407	0	257,627,407
ATAI Life Sciences AG	257,627,407	65.2%	0	257,627,407	0	257,627,407

ATAI AG is the record holder of 37,300,000 shares of Common Stock, and the beneficial owner of an aggregate (i) 142,432,850 shares of Common Stock underlying various Warrants exercisable within 60 days of the date hereof, including 100,000,000 shares underlying Warrants issued pursuant to the 2021 Securities Purchase Agreement, (ii) 80,007,810 shares of Common Stock underlying the Call Option Units (consisting of 40,005,405 shares underlying Convertible Promissory Notes and 40,002,405 shares underlying Warrants), (iii) 16,054,054 shares of Common Stock underlying Convertible Promissory Notes convertible within 60 days of the date hereof, (iv) 56,435,098 shares of Common Stock underlying the Second Amended and Restated Loan Agreement convertible within 60 days of the date hereof and (v) 5,405,405 shares of Common Stock underlying the Third Amended and Restated Loan Agreement convertible within 60 days of the date hereof.

The exercise of the Call Option Units and the Warrants underlying the 2021 Securities Purchase Agreement in the aggregate cannot result in an acquisition of greater than 100,000,000 shares of Common Stock.

ATAI AG is a wholly owned subsidiary of ATAI NV, and as a result, ATAI NV may be deemed to share beneficial ownership of the securities held of record by ATAI AG.

(c)	Except as otherwise disclosed herein, during the past 60 days, none of the Reporting Persons nor Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 45822R101	13D	Page 6 of 7 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 summarizes certain provisions of the Second Amended and Restated Loan Agreement, the Subscription Agreement Amendment and the Third Amended and Restated Loan Agreement, and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, neither of the Reporting Persons nor any Scheduled Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

99.13	Second Amendment to the Amended and Restated Loan Agreement between IntelGenx Technologies Corp. and ATAI Life Sciences AG, dated September 30, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 12, 2023).

99.14	Amendment to Subscription Agreement, dated as of September 30, 2023, by and between ATAI Life Sciences AG and IntelGenx Technologies Corp. (filed herewith).

99.15	Third Amendment to the Amended and Restated Loan Agreement between IntelGenx Technologies Corp. and ATAI Life Sciences AG, dated March 8, 2024 (filed herewith).

CUSIP No. 45822R101	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2024

ATAI LIFE SCIENCES N.V.

By:	/s/ Florian Brand
Name:	Florian Brand
Title:	Chief Executive Officer

ATAI LIFE SCIENCES AG

By:	/s/ Florian Brand
Name:	Florian Brand
Title:	Chief Executive Officer